SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*


                           Vion Pharmaceuticals, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    927624106
                                 (CUSIP Number)


                                February 10, 2004
             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]      Rule 13d-1(b)
[X]      Rule 13d-1(c)
[_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 927624106                                                            2


--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Langley Partners, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:

         (a)      [_]
         (b)      [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization: Delaware


--------------------------------------------------------------------------------
                        5.      Sole Voting Power:      -0-
Number of
Shares                  --------------------------------------------------------
Beneficially            6.      Shared Voting Power:    3,238,170 (see Item 4)
Owned By
Each                    --------------------------------------------------------
Reporting               7.      Sole Dispositive Power:  -0-
Person
With                    --------------------------------------------------------
                        8.      Shared Dispositive Power: 3,238,170 (see Item 4)

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,238,170
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9): 5.9%

--------------------------------------------------------------------------------
12.      Type of Reporting Person: PN

--------------------------------------------------------------------------------

CUSIP No. 927624106                                                            3


--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Langley Management, LLC
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:

         (a)      [_]
         (b)      [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization: Delaware


--------------------------------------------------------------------------------
                        5.      Sole Voting Power:      -0-
Number of
Shares                  --------------------------------------------------------
Beneficially            6.      Shared Voting Power:    3,238,170 (see Item 4)
Owned By
Each                    --------------------------------------------------------
Reporting               7.      Sole Dispositive Power:  -0-
Person
With                    --------------------------------------------------------
                        8.      Shared Dispositive Power: 3,238,170 (see Item 4)

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,238,170
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9): 5.9%

--------------------------------------------------------------------------------
12.      Type of Reporting Person: OO

--------------------------------------------------------------------------------

CUSIP No. 927624106                                                            4


--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Langley Capital, LLC
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:

         (a)      [_]
         (b)      [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization: Delaware


--------------------------------------------------------------------------------
                        5.      Sole Voting Power:      -0-
Number of
Shares                  --------------------------------------------------------
Beneficially            6.      Shared Voting Power:    3,238,170 (see Item 4)
Owned By
Each                    --------------------------------------------------------
Reporting               7.      Sole Dispositive Power:  -0-
Person
With                    --------------------------------------------------------
                        8.      Shared Dispositive Power: 3,238,170 (see Item 4)

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,238,170
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9): 5.9%

--------------------------------------------------------------------------------
12.      Type of Reporting Person: OO

--------------------------------------------------------------------------------

CUSIP No. 927624106                                                            5


--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Jeffrey Thorp
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:

         (a)      [_]
         (b)      [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization: United States


--------------------------------------------------------------------------------
                        5.      Sole Voting Power:      -0-
Number of
Shares                  --------------------------------------------------------
Beneficially            6.      Shared Voting Power:    3,238,170 (see Item 4)
Owned By
Each                    --------------------------------------------------------
Reporting               7.      Sole Dispositive Power:  -0-
Person
With                    --------------------------------------------------------
                        8.      Shared Dispositive Power: 3,238,170 (see Item 4)

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,238,170
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9): 5.9%

--------------------------------------------------------------------------------
12.      Type of Reporting Person: IN

--------------------------------------------------------------------------------

CUSIP No. 927624106                                                            6


Item 1(a).        Name of Issuer:

                  Vion Pharmaceuticals, Inc. (the "Company").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  4 Science Park
                  New Haven, CT 06511

Item 2(a).        Name of Persons Filing:

                  (i) Langley Partners, L.P. ("Langley L.P."), (ii) Langley Management, LLC, (iii) Langley Capital, LLC and (iv) Jeffrey Thorp ("Thorp", together with Langley L.P., Langley Management, LLC and Langley Capital, LLC, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office:

                  For each Reporting Person:

                  535 Madison Avenue
                  7th Floor
                  New York, NY 10022.

Item 2(c).        Citizenship:

                  See row 4 of each Reporting Person's cover page.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share, of the Company

Item 2(e).        CUSIP Number:

                  927624106

Item 3.           Not applicable.

Item 4.           Ownership.

                  For each Reporting Person:

                  (a)      Amount beneficially owned:

                           3,238,170 shares of Common Stock as follows: (i) 1,200,000 shares of Common Stock are owned of record by Langley L.P. and (ii) 2,038,170 shares of Common Stock issuable to Langley L.P. upon exercise of warrants.

CUSIP No. 927624106                                                            7


                           Langley Capital, LLC is the general partner of Langley L.P. Thorp is the sole member and manager of Langley Capital, LLC. Langley Management, LLC is the investment manager of Langley L.P. Thorp holds a 99.9% membership interest in Langley Management, LLC and is the sole manager thereof. As a result, each of Langley Management, LLC, Langley Capital, LLC and Thorp are considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the shares of Common Stock directly beneficially owned by Langley L.P. This statement on Schedule 13G shall not be construed as an admission that any of the Reporting Persons (other than Langley L.P.) is the beneficial owner of the Common Stock covered by this statement.

                  (b)      Percent of class:

                           5.9% of the total outstanding shares of Common Stock. This percentage is based upon the 54,863,219 shares of Common Stock issued and outstanding, which number is calculated by adding (i) 39,271,203 (the number of shares of Common Stock reported in the Company's Form 10-Q/A for the period ended September 30, 2003), (ii) 2,038,170 (the number of shares of Common Stock issuable to Langley L.P. upon exercise of its warrants) and (iii) 13,553,846 (the number of shares of Common Stock issued to certain purchasers (including Langley L.P.) as reported in the Company's Form 8-K, filed on February 11, 2004).

                  (c)      Number of shares to which each Reporting Person has:

                           (i)      Sole power to vote or direct the vote: -0-

                           (ii)     Shared power to vote or direct the vote:
                                    3,238,170

                           (iii) Sole power to dispose or to direct the disposition of: -0-

                           (iv) Shared power to dispose of or direct the disposition of: 3,238,170

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

CUSIP No. 927624106                                                            8


Item 9.           Notice of Dissolution of a Group.

                  Not Applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 19, 2004

                                    LANGLEY PARTNERS, L.P.

                                    By: LANGLEY CAPITAL, LLC,
                                        as General Partner


                                    By: /s/ Jeffrey Thorp
                                        ---------------------------------------
                                        Jeffrey Thorp, Manager



                                    LANGLEY MANAGEMENT, LLC


                                    By: /s/ Jeffrey Thorp
                                        ---------------------------------------
                                        Jeffrey Thorp, Manager



                                    LANGLEY CAPITAL, LLC


                                    By: /s/ Jeffrey Thorp
                                        ---------------------------------------
                                        Jeffrey Thorp, Manager



                                    /s/ Jeffrey Thorp
                                    -------------------------------------------
                                    Jeffrey Thorp